

April 8, 2011

Via Facsimile and U.S. Mail

Mr. G. Richard Smith
President
Sunridge International, Inc.
16857 E. Saguaro Blvd.
Fountain Hills, AZ 85268

      Re: **Sunridge International, Inc.**
                Form 10-K for fiscal year ended June 30, 2010
                Filed November 15, 2010
                Form 10-K/A for fiscal year ended June 30, 2010
                File No. 1-31669

Dear Mr. Smith:

We have reviewed your response letter dated March 25, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended June 30, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Liquidity and Capital Resources, page 14

1.   We note your response to prior comment 3. Please explain to us the remaining difference between the amounts disclosed here ($619,711) and the amounts disclosed on the

statements of cash flows ($471,518). In this regard, the current explanation accounts for $138,193 of the total $148,193 difference.

Consolidated Balance Sheets, page 18

2.   We note your response to prior comment 5. Please address the following:

   - Confirm for us that the 800,000 shares issued are included in the 1,160,855 shares issued for services during the year ended June 30, 2010.

   - Tell us how you are amortizing the value of the shares issued from the period from the date of issuance through April 2011 (i.e., straight line).

   - Explain to us your basis for the amortization method you have selected.

   - Based on the contractual terms, explain to us what happens if sufficient services are not performed by the expiration of the twelve month period. For example, discuss whether the consultant is required to continue to perform services or if you are entitled to receive shares back from the consultant.

Consolidated Statements of Cash Flows, page 21

3.   We note your response to prior comment 6. Please tell us and revise future filings to explain in greater detail the nature of the $138,193 amount relating to "completion of merger." Clarify the merger this is in reference to. Further, disclose the terms and condition of the debt, confirm the amount recorded as of June 30, 2010 and explain how it is related to the merger.

Note 5 – Loss on Stock Issuances, page 26

4.   We note your response to prior comment 8. We further note that the proposed revision to the second sentence includes all shares issued in fiscal 2010. However, the sentence preceding it refers only to stock issued for debt.   Please revise to clarify on which stock issuances the loss was recorded and provide us with a sample of your proposed disclosure.

Note 9 – Commitments and Contingencies, page 29

5.   We note your response to prior comment 10. However, it is not clear to us how the proposed revised disclosure complies with section 450-20 of the FASB Accounting Standards Codification. Specifically, your proposed disclosure states that you believe "it is more than reasonably possible that the reimbursement claim is unenforceable." However, ASC 450-20 requires accrual for loss contingency if it is probable a loss has been incurred and the amount of the loss can be reasonably estimated. In this regard,

ASC 450-20-50-3 further provides that disclosure of unrecognized contingencies shall be made if there is at least a reasonable possibility that a loss may have been incurred. In these circumstances, disclosure should address why no amounts are recorded in the financial statements for the contingency. Please further revise your disclosures and provide us with a sample of the proposed revised disclosure.

6.   We note your proposed disclosure in response to prior comment 11. With regard to the lawsuit filed by Meschkow & Gresham, P.L.C. and the award rendered by arbitration, please explain why there was no accrual recorded for the amounts indicated. Please explain to us why you do not believe accrual for these amounts is required based on the provisions of section 450-20-25 of the FASB Accounting Standards Codification.

Form 10-K/A filed April 6, 2011

7.   We note you have filed this Form 10-K/A to revise disclosures based on prior comments 8, 9, 10 and 12. However, as indicated in the instructions to the Form 10-K, any amendment to a Form 10-K must include the complete text for the Item being amended. In this case, the amendment addresses changes to Item 8 and Item 9A and as such, the complete text of each of those Items, including the independent auditors report, the full financial statements and all of the disclosures required by Item 9A of Regulation S-K, should be included in the amended Form 10-K together with the cover page, explanatory note, signature page and required certifications. Please amend the filing to comply.

8.   Notwithstanding the comment above, explain to us why you did not include revisions to address the other comments in our prior letter that requested revised disclosures in future filings.

Item 9A. Controls and Procedures

9.   We note your disclosure that you have concluded your assessment of your internal control over financial reporting and have concluded that your internal control over financial reporting was effective as of June 30, 2010. However, we note your prior disclosures in the original Form 10-K that you did not have the personnel to perform the required internal control assessment. Further, we note your disclosure of a material weakness regarding a lack of "sufficient complement of personnel with the appropriate level of knowledge, experience, and training to analyze, review, and monitor the accounting of year-end adjustments that are significant or non-routine." Explain what changes in internal control over financial reporting were implemented from June 30, 2009 to June 30, 2010 that caused you to believe this no longer represented a material weakness as of June 30, 2010. In this regard, we do not see where you have included any disclosure in your Forms 10-Q for fiscal year 2010 nor in the Form 10-K for the year ended June 30, 2010 that discuss changes in your internal control over financial reporting that would explain your new determination that such material weakness did not exist at June 30, 2010. Please revise or advise.

10.	Further to the above, we note from your original Form 10-K that you concluded that your disclosure controls and procedures were not effective at June 30, 2010. Please explain to us how you considered the factors that caused you to conclude that disclosure controls and procedures were not effective at June 30, 2010 in your evaluation of internal control over financial reporting at June 30, 2010. Explain why the items that caused your disclosure controls and procedures to be not effective did not have the same effect on your conclusion regarding internal controls over financial reporting.

	You may contact David Burton, Staff Accountant at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

			Sincerely,

			Kevin L. Vaughn
			Accounting Branch Chief